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                                  --------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
  PURSUANT TO  RULES 13D-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   13d-2(b)
                               (AMENDMENT NO. 1)

                          DEEPTECH INTERNATIONAL INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                          (Title of Class Securities)

                                  24379P 10 7
                                 (CUSIP Number)

                                AUGUST 14, 1998
            (Date of Event Which Requires Filing of This Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                      [ ]  Rule 13d-1(b)
                      [ ]  Rule 13d-1(c)
                      [ ]  Rule 13d-1(d)
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
--------------------------------                                 ---------------------------------------------
  CUSIP No. 24379P 10                           13G               Page 2 of 5 Pages
--------------------------------                                 ---------------------------------------------

--------------------------------------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             THOMAS P. TATHAM
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      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a)[ ]
                                                                                                       (b)[ ]

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      3      SEC USE ONLY

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      4      CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES
--------------------------------------------------------------------------------------------------------------
             NUMBER OF                 5    SOLE VOTING POWER
               SHARES
            BENEFICIALLY                    0
              OWNED BY                 -----------------------------------------------------------------------
                EACH                   6    SHARED VOTING POWER
             REPORTING
            PERSON WITH                     0**
                                       -----------------------------------------------------------------------
                                       7    SOLE DISPOSITIVE POWER

                                            0
                                       -----------------------------------------------------------------------
                                       8    SHARED DISPOSITIVE POWER

                                            0**
--------------------------------------------------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0**
--------------------------------------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*                                                                             [ ]

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     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              0%
--------------------------------------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*
              IN
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

         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **BUT SEE ITEM 5.
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                                                               Page 3 of 5 Pages



                           STATEMENT ON SCHEDULE 13G

         This statement on Schedule 13G relates to the common stock, par value $.01 per share (the "Common Stock"), of DeepTech International, Inc. (the "Company"), and is filed by Thomas P. Tatham ("Mr. Tatham").

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
ITEM 1(a)        NAME OF ISSUER:


                 DeepTech International, Inc.

ITEM 1(b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 7500 Chase Tower
                 600 Travis
                 Houston, Texas  77002

ITEM 2(a)        NAME OF PERSON FILING:

                 This Schedule 13G is filed by Mr. Tatham.

ITEM 2(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                 RESIDENCE:

                 The address of the principal business office of Mr. Tatham is 7500 Chase Tower, 600 Travis Street,
                 Houston, Texas 77002.

ITEM 2(c)        CITIZENSHIP OR PLACE OF ORGANIZATION:

                 Mr. Tatham is a citizen of the United States of America.

ITEM 2(d)        TITLE OF CLASS OF SECURITIES:

                 Common Stock, par value $0.01 per share.

ITEM 2(e)        CUSIP NUMBER:

                 24379P 10 7

ITEM 3           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER
                 THE PERSON FILING IS A:

                 This Item 3 is not applicable.
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                                                               Page 4 of 5 Pages



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ITEM 4           OWNERSHIP.

                 On August 14, 1998, Mr. Tatham sold 8,965,469 shares of Common Stock beneficially owned by him.

ITEM 5           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 This statement is being filed to report the fact that as of the date hereof Mr. Tatham has ceased to be the beneficial owner of more than five percent of the Common Stock of DeepTech International, Inc.

ITEM 6           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                 ANOTHER PERSON.

                 This Item 6 is not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 This Item 7 is not applicable.

ITEM 8           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                 GROUP.

                 This Item 8 is not applicable.

ITEM 9           NOTICE OF DISSOLUTION OF GROUP.

                 This Item 9 is not applicable.

ITEM 10          CERTIFICATION.

                 This Item 10 is not applicable.
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                                                               Page 5 of 5 Pages



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 21, 1998                             Thomas P. Tatham



                                        By:      /s/ Thomas P. Tatham
                                           -----------------------------------
                                                     Thomas P. Tatham